Exhibit (h)(3)

January 7, 2026

First Eagle ETF Trust
1345 Avenue of the Americas
New York, NY 10105

Re: Expense Limitations for each of the First Eagle Mid Cap Equity ETF and First Eagle US Equity ETF (each, a “Fund”)

Dear First Eagle ETF Trust:

First Eagle Investment Management, LLC (the “Investment Adviser”) and First Eagle ETF Trust (the “Trust”), on behalf of each Fund, hereby confirm their agreement as follows:

Effective upon effectiveness and until the date noted on Schedule A attached hereto (the “Limitation Period”), the Investment Adviser agrees to waive fees and/or reimburse annual operating expenses (excluding interest charges on any borrowings, taxes, brokerage commissions and other expenses incurred in placing orders for the purchase and sale of securities and other investment instruments, acquired fund fees and expenses, dividend and other expenses relating to short sales, and extraordinary expenses, if any) (“Operating Expenses”) of each Fund so that the Operating Expenses of each Fund are limited to the respective rate per annum, as noted on Schedule A, of that Fund’s average daily net assets (each, an “Expense Limitation”).

The Investment Adviser understands that it shall look only to the assets attributable to the respective Fund for performance of this Agreement and for payment of any claim the Investment Adviser may have hereunder, and neither any other series of the Trust or a Fund, nor any of the Trust’s trustees, officers, employees, agents, or shareholders, whether past, present or future, shall be personally liable therefor.

This Agreement is made and is to be performed principally in the State of New York, and except insofar as the Investment Company Act of 1940, as amended, or other federal laws and regulations may be controlling, this Agreement shall be governed by, and construed and enforced in accordance with, the laws of the State of New York. Any amendment to this Agreement shall be in writing signed by the parties hereto, and requires approval of the Board of Trustees of the Trust, including a majority of the Trustees who are not “interested persons” of the Trust as that term is defined in the Investment Company Act of 1940.

If you are in agreement with the foregoing, please sign the form of acceptance on the enclosed counterpart hereof and return the same.

FIRST EAGLE ETF TRUST,
on behalf of each of the
First Eagle Mid Cap Equity ETF and First Eagle US Equity ETF, individually and not jointly
By:
Name: Mehdi Mahmud
Title: President

Agreed and Acknowledged:

FIRST EAGLE INVESTMENT MANAGEMENT, LLC
By:
Name: Mehdi Mahmud
Title: President and Chief Executive Officer

SCHEDULE A

Fund	Limitation Period	Expense Limitation
First Eagle Mid Cap Equity ETF	February 1, 2027	0.55%

First Eagle US Equity ETF	February 1, 2027	0.45%

A-1